Exhibit 99.1
press release

Notification of share transactions by Lumen Investments S.à r.l

Luxembourg, 16 October, 18:00 CET

With reference to Article 19(3) of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation), ArcelorMittal announces that notifications of share transactions by Lumen Investments S.à r.l., an entity forming part of the Significant Shareholder structure, are available in the Luxembourg Stock Exchange's electronic database OAM on www.bourse.lu and on ArcelorMittal's website www.arcelormittal.com under Investors > Share Transactions by Management: https://corporate.arcelormittal.com/investors/corporate-governance/share-transactions-by-management.

ENDS

About ArcelorMittal
ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 14 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2025 generated revenues of $61.4 billion, produced 55.6 million metric tonnes of crude steel and 48.8 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

http://corporate.arcelormittal.com/

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ArcelorMittal Corporate Communications contact information
Paul Weigh
Tel:	+44 20 3214 2419
E-mail	press@arcelormittal.com